

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 1, 2009

William F. Spengler
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

   RE: Smith & Wesson Holding Corporation
      Form 10-K for Fiscal Year Ended April 30, 2009
      Form 10-Q for Fiscal Quarter Ended July 31, 2009
      File No. 1-31552

Dear Mr. Spengler:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

             Sincerely,

             John Hartz
             Senior Assistant
             Chief Accountant